Exhibit 12.1

IDEC PHARMACEUTICALS CORPORATION AND SUBSIDIARY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (1)
(in thousands, except ratios)

	Years Ended December 31,
	2002	2001	2000
Income before income tax provision	231,522	161,604	69,347
Fixed charges:
Interest expense and amortization of original issue discount on all indebtedness	16,073	7,304	7,053
Interest included in rent expense	1,541	1,120	889
Total fixed charges	17,614	8,424	7,942
Income before income tax provision and fixed charges	249,136	170,028	77,289
Ratio of earnings to fixed charges	14.14	20.18	9.73

(1)
The ratio of earnings to fixed charges was computed by dividing earnings (income before income tax provision, adjusted for fixed charges) by fixed charges for the periods indicated. Fixed charges include (i) interest expense and amortization of original issue discount on all indebtedness and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense.